SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SOUTHERN PERU COPPER CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

843611 10 4

(CUSIP Number)

Robert W. Webb, Esq.

225 W. Washington St.

Chicago, IL 60606

(312) 372-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Page 1 of 16 Pages

CUSIP NO. 843611 10 4	Page 2 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cerro Trading Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,378,088 shares of Class a Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE VOTING POWER 11,378,088 shares of Class A Common Stock 10 SHARED DISPOSITIVE VOTING POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,378,088 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 17.3% of Class A Common Stock and approximately 14.2% of Common Shares (as hereinafter defined) outstanding. See Item 5 below.
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 843611 10 4	Page 3 of 16

This Amendment No. 3 to Schedule 13D is filed for the purpose of updating amending and restating information contained in the Schedule 13D, as amended by Amendment Nos. 1 and 2 thereto, filed by the Reporting Person.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), and the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock” and, together with the Common Stock, the “Common Shares”), of Southern Peru Copper Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 180 Maiden Lane, New York, New York 10038.

Item 2. Identity and Background.

This statement is filed on behalf of Cerro Trading Company, Inc., a Delaware corporation (“Cerro” or the “Reporting Person”), the principal offices of which are located at 225 West Washington Street, Chicago, Illinois 60606. Certain information regarding the directors and executive officers of Cerro and the controlling persons thereof is included in Appendix A attached hereto and incorporated herein by this reference.

During the last five years, neither the Reporting Person nor, to the best of its knowledge, any person controlling the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the January 1996 reorganization of Southern Peru Copper Corporation, Cerro, together with Grupo Mexico, S.A., de C.V., as acquirer of the outstanding common stock of ASARCO Incorporated (“Grupo Mexico”), and Phelps Dodge Overseas Capital Corporation (“Phelps Dodge”, and collectively with Cerro and Grupo Mexico, the “Founding Stockholders”), surrendered 13,600,334 shares, 41,436,360 shares and 10,680,799 shares, respectively, of Southern Peru Limited representing 100% of the outstanding shares of Southern Peru Limited, in exchange for shares of Class A Common Stock of the Issuer (the “Founding Stockholder Exchange”).

Item 4. Purpose of Transaction.

In connection with the Founding Stockholder Exchange, the Issuer conducted an exchange offer (the “Exchange Offer”) pursuant to which it offered to exchange Common Stock for outstanding labor shares of the Peruvian Branch of Southern Peru Limited. The purpose of the Founding Stockholder Exchange was to provide holders of labor shares with representation on the Issuer’s Board of Directors while maintaining ultimate stockholder direction in the hands of the Founding Stockholders. On January 2, 1996, the Issuer completed the Exchange Offer.

In the first quarter of 1996, Cerro transferred by gift 2,200,000 shares of Class A Common Stock to a charitable foundation. Also, in March 1997, Cerro transferred by gift 650,000 shares of Class A Common Stock to a charitable foundation. These transfers automatically converted such shares of Class A Common Stock into shares of Common Stock.

The Reporting Person acquired, and has held, all of its Common Shares for investment purposes. The Reporting Person does not have any current intention to purchase any additional Common Shares. However, depending on market conditions and other factors, the Reporting Person may hold or sell, pursuant to the registration of the Common Shares contemplated by the Letter Agreement described in Item 6 or otherwise, any or all of its Common Shares, or purchase additional Common Shares, all on such terms and at such times as the Reporting Person considers desirable.

CUSIP NO. 843611 10 4	Page 4 of 16

Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Cerro currently beneficially owns 11,378,088 shares of Class A Common Stock, representing approximately 17.3% of the outstanding Class A Common Stock of the Issuer and approximately 14.2% of the outstanding Common Shares of the Issuer. Class A Common Stock is convertible on a one-for-one basis to Common Stock at the option of the holder or automatically upon the sale or transfer of the Class A Common Stock to a non-affiliate of a Founding Stockholder. The Common Stock and the Class A Common Stock may be deemed to constitute a single class of equity securities for purposes of Regulation 13D under the Exchange Act.

(b) Except as set forth herein, neither the Reporting Person nor, to the best of its knowledge, any other individuals named in Appendix A hereto, beneficially owns any Common Shares.

(c) The Reporting Person has sole power to vote and to dispose of 11,378,088 shares of Class A Common Stock. Except with respect to the election of directors or as required by law, the Common Stock and Class A Common stock vote together as a single class. Each share of Common Stock has one vote per share and each share of Class A Common Stock has five votes per share on all matters submitted to a vote of stockholders, voting as one class.

(d) None, except as described in Items 3 and 4 above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement Among Stockholders. Each of the Founding Stockholders, Southern Peru Limited and the Issuer has entered into the Agreement Among Certain Stockholders of Southern Peru Copper Corporation dated as of January 2, 1996 (the “Original Agreement Among Stockholders”) and the First Amendment to the Agreement Among Certain Stockholders of Southern Peru Copper Corporation dated as of June 11, 2001 (the “First Amendment” and together with the Original Agreement Among Stockholders, the “Agreement Among Stockholders”). Pursuant to the Agreement Among Stockholders each Founding Stockholder has the right to nominate that number of 12 directors of the Issuer which is in proportion to the percentage of Class A Common Stock owned by such Founding Stockholder (or its affiliates) out of the aggregate Class A Common Stock then owned by all holders of Class A Common Stock (without any minimum required number of shares). The foregoing is qualified in its entirety by reference to the Original Agreement Among Stockholders which is filed as Exhibit 1 hereto and incorporated herein by reference and the First Amendment which is filed as Exhibit 2 hereto and incorporated herein by reference.

Letter Agreement. On October 21, 2004, the Issuer’s board of directors, upon recommendation of a special committee of independent directors established by the Issuer’s board of directors, approved a merger agreement under which, if approved by the Issuer’s stockholders, Grupo Mexico, the Issuer’s largest stockholder, will, through its subsidiary, Americas Mining Corporation (“AMC”), sell to the Issuer all of its shares of Minera Mexico, S.A de C.V. (“MM”), representing 99.15% of MM’s outstanding shares, in return for the issuance to AMC of 67.2 million shares of the Issuer (the “Transaction”). Also on October 21, 2004, AMC and Cerro entered into a Letter Agreement (the “Letter Agreement”) whereby AMC agreed to use its reasonable best efforts to cause the Issuer to enter into a registration rights agreement (“Registration Rights Agreement”) with Cerro as soon as possible. The Registration Rights Agreement is anticipated to include the terms set forth in Annex A to the Letter Agreement, as well as terms that are

CUSIP NO. 843611 10 4	Page 5 of 16

customary for registration rights agreements. The Letter Agreement contemplates that the Registration Rights Agreement will require the Issuer, as promptly as practicable after the closing of the Transaction, to file a shelf registration covering the sale of all of Cerro’s Common Stock, which sales may only be effected through underwritten offerings sponsored by the Issuer during the first six months following the effectiveness of the shelf registration (the “Initial Six Month Period”). Under the Letter Agreement, Cerro agreed not to sell its Common Stock, other than through a secondary offering effected pursuant to the Registration Rights Agreement, from the closing of the Transaction until the earlier of (i) the end of the Initial Six Month Period and (ii) eight months after the closing of the Transaction. Also under the Letter Agreement, at the request of AMC, Cerro expressed its current intent to (i) submit its proxy to vote in favor of the Transaction and (ii) to take all action reasonably necessary to effect simultaneously with the closing of the Transaction the conversion of Cerro’s Class A Common Stock into the Common Stock. In addition, in the event that the special committee of the Issuer’s board of directors withdraws its recommendation to the Issuer’s board of directors of the approval of the Transaction, Cerro indicated that it will not submit its proxy to vote in favor of the Transaction. The foregoing is qualified in its entirety by reference to the Letter Agreement which is filed as Exhibit 3 hereto and incorporated herein by reference.

Except for the Agreement Among Stockholders and the Letter Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Agreement Among Certain Stockholders of Southern Peru Copper Corporation dated as of January 2, 1996 by and among Issuer, Southern Peru Limited, ASARCO Incorporated, Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation*

Exhibit 2:	First Amendment dated June 11, 2001 to the Agreement Among Certain Stockholders of Southern Peru Copper Corporation by and among Southern Peru Copper Corporation, ASARCO Incorporated, Cerro Trading Company, Inc., Phelps Dodge Overseas Capital Corporation and Grupo Mexico, S.A., de C.V.

Exhibit 3:	Letter Agreement dated October 21, 2004 between Americas Mining Corporation and Cerro Trading Company, Inc.

*	Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this previously filed paper exhibit is not required to be restated electronically.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this state is true, complete and correct.

Date: October 27, 2004	CERRO TRADING COMPANY, INC., a Delaware corporation

	By:	/s/ Robert K. Lorch
	Title:	Vice President and Treasurer

CUSIP NO. 843611 10 4	Page 6 of 16

APPENDIX A

Set forth below is certain information regarding the directors and executive officers of Cerro Trading Company, Inc. and the controlling persons thereof.

1. INFORMATION REGARDING CERRO TRADING COMPANY, INC.

The name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen.

NAME AND ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert K. Lorch 225 West Washington Street Chicago, Illinois 60606	Director, Vice President and Treasurer of Cerro Trading Company, Inc.; Vice President and Chief Financial Officer of Marmon Holdings, Inc.; Senior Vice President and Chief Financial Officer of The Marmon Group, Inc.

Robert W. Webb 225 West Washington Street Chicago, Illinois 60606	Director, Secretary and General Counsel of Cerro Trading Company, Inc.; Vice President and Secretary of Marmon Holdings, Inc.; Senior Vice President, Secretary and General Counsel of The Marmon Group, Inc.

Cerro Trading Company, Inc. is a wholly-owned subsidiary of Marmon Holdings, Inc.

2. INFORMATION REGARDING MARMON HOLDINGS, INC.

NAME AND ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas J. Pritzker 200 West Madison Street Chicago, Illinois 60606	Director; Chairman of Hyatt Corporation and Hyatt International Corporation; Chairman of the Board and Chief Executive Officer of The Pritzker Organization, LLC

Nicholas J. Pritzker 200 West Madison Street Chicago, Illinois 60606	Director; Chairman and Chief Executive Officer of Hyatt Development Corporation

Penny Pritzker 200 West Madison Street Chicago, Illinois 60606	Director; Chairman of Classic Residences by Hyatt; President of Pritzker Realty Group, L.P.

John D. Nichols 225 West Washington Street Chicago, Illinois 60606	Director; President and Chief Executive Officer of Marmon Holdings, Inc.; President and Chief Executive Officer of The Marmon Group, Inc.

A-1

CUSIP NO. 843611 10 4	Page 7 of 16

NAME AND ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert J. Darnall 1500 North Lake Shore Drive Chicago, Illinois 60610	Director; Chairman of the Federal Reserve Bank of Chicago

Frank S. Ptak 3600 West Lake Avenue Glenview, Illinois 60625	Director; Vice Chairman of Illinois Tools Works Inc.

Robert K. Lorch 225 West Washington Street Chicago, Illinois 60606	Vice President and Chief Financial Officer of Marmon Holdings, Inc.; Senior Vice President and Chief Financial Officer of The Marmon Group, Inc.

Robert W. Webb 225 West Washington Street Chicago, Illinois 60606	Vice President and Secretary of Marmon Holdings, Inc.; Senior Vice President, Secretary and General Counsel of The Marmon Group, Inc.

Cynthia Rein 225 West Washington Street Chicago, Illinois 60606	Vice President and Treasurer of Marmon Holdings, Inc. and The Marmon Group, Inc.

Approximately eighty-six percent (86%) of the issued and outstanding common stock of Marmon Holdings, Inc. is owned by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually but solely as co-trustees of certain trusts established for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased.

Marshall E. Eisenberg is a partner in the law firm of Neal, Gerber & Eisenberg and his business address is 2 North LaSalle Street, Suite 2200, Chicago, Illinois 60602. To the best of the Reporting Person’s knowledge, Mr. Eisenberg has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Karl J. Breyer is a partner in the investment firm of Cumberland Partners, Ltd. and his business address is 4535 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. To the best of the Reporting Person’s knowledge, Mr. Breyer has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

A-2

CUSIP NO. 843611 10 4	Page 8 of 16

Exhibit 2

FIRST AMENDMENT TO THE AGREEMENT

AMONG CERTAIN STOCKHOLDERS

OF SOUTHERN PERU COPPER CORPORATION

This First Amendment, dated June 11th., 2001, to the Agreement Among Certain Stockholders of Southern Peru Copper Corporation, dated as of January 2, 1996 (the “Agreement”), is entered into by and among Southern Peru Copper Corporation (the “Corporation”), the other parties to the Agreement, and Grupo Mexico, S.A., de C. V. (“Grupo Mexico”).

RECITALS

WHEREAS, Grupo Mexico has acquired all of the outstanding equity securities of ASARCO Incorporated;

WHEREAS, the Board of Directors of the Corporation has recommended to the stockholders of the Corporation that Section 4.9 (a) of the Corporation’s Restated Certificate of Incorporation be amended to read in its entirety as set forth in Exhibit 1 hereto, (the “Restated Certificate of Incorporation Amendment”); and,

WHEREAS, the parties hereto wish to effect a corresponding amendment to the Agreement to substitute Grupo Mexico for ASARCO Incorporated as a Founding Stockholder under the Agreement;

NOW, THEREFORE, effective upon, and subject to, the Restated Certificate of Incorporation Amendment becoming effective under the laws of the State of Delaware, the parties hereto agree as follows:

1. The Agreement shall be amended so that the definition of “Founding Stockholder” in Section 1 of the Agreement shall read in its entirety as follows:

“Founding Stockholder” shall mean each of Grupo Mexico, S.A. de C.V., Cerro Trading Company, Inc., and Phelps Dodge Overseas Capital Corporation and their respective successors and assigns qualifying pursuant to Section 4.3 hereof; PROVIDED that each of Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation shall remain a Founding Stockholder for purposes hereof only for such time as it would also qualify as an Affiliate of the Marmon Corporation or Marmon Holdings, Inc., or Phelps Dodge Corporation, or their respective successors, as the case may be.

2. Section 2.5 of the Agreement shall be amended to read in its entirety as follows:

“2.5. SHARES LEGEND. Certificates representing Class A Common Stock shall bear the following legend until termination of this Agreement:

“THE SHARES OF CLASS A COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO PROVISIONS CONTAINED IN THE AGREEMENT AMONG CERTAIN STOCKHOLDERS OF SOUTHERN PERU COPPER CORPORATION DATED AS OF JANUARY 2, 1996, AS AMENDED BY A FIRST AMENDMENT THERETO DATED JUNE 11Th., 2001, COPIES OF WHICH ARE ON FILE IN THE OFFICE OF THE SECRETARY OF SOUTHERN PERU COPPER CORPORATION.”

3. The Agreement shall be binding upon and inure to the benefit of and be enforceable by Grupo Mexico, and Grupo Mexico hereby unconditionally assumes, and agrees to honor and discharge, all of Asarco, Incorporated’s obligations of any nature under the Agreement in accordance with the terms thereof. Grupo Mexico shall cause any of its Affiliates which receives an assignment of shares of Class A

Exhibit 2-1

CUSIP NO. 843611 10 4	Page 9 of 16

Common Stock at or before or after the time at which the amendment referred to in Section 1 becomes effective to agree in writing at the time it receives such assignment to be bound by the terms of the Agreement, and each such Affiliate shall be treated as an assignee of Grupo Mexico’s rights and obligations pursuant to Section 4.3 of the Agreement, and the Agreement shall be binding upon and inure to the benefit of and be enforceable by such Affiliate.

IN WITNESS WHEREOF, the parties have executed this Amendment No 1 as of the date first above written.

SOUTHERN PERU COPPER CORPORATION

By:	/s/ German Larrea Mota-Velasco
Name:	German Larrea Mota-Velasco
Title:	Chairman

1150 North 7th Ave.

Tucson, AZ, 85705-0747

Telecopier No: (1-520) 798-7747

ASARCO INCORPORATED

By:	/s/ German Larrea Mota-Velasco
Name:	German Larrea Mota-Velasco
Title:	Chairman

1150 North 7th Ave.

Tucson, AZ, 85705-0747

Telecopier No. (1-520) 798-7747

PHELPS DODGE OVERSEAS CAPITAL CORPORATION

By:	/s/ J. Steven Whisler
Name:	J. Steven Whisler
Title:	President

2600 North Central Avenue

Phoenix, Arizona 85004

Telecopier Number: (1-602) 234-8050

Exhibit 2-2

CUSIP NO. 843611 10 4	Page 10 of 16

CERRO TRADING COMPANY, INC

By:	/s/ Robert A. Pritzker
Name:	Robert A. Pritzker
Title:	President

225 West Washington Street, Suite 1900 Chicago, IL, 60606

Telecopier No. (-312) 372-9586

GRUPO MEXICO, S.A. DE C.V.

By:	/s/ German Larrea Mota-Velasco
Name:	German Larrea Mota-Velasco
Title:	Chairman

Baja California No 200,

Col. Roma Sur 06760, Mexico, D.F.

Telecopier No.: (52-5) 564-7066

Exhibit 2-3

CUSIP NO. 843611 10 4	Page 11 of 16

Exhibit 1 to Exhibit 2

To the First Amendment to the Agreement among Certain Stockholders of SOUTHERN PERU COPPER CORPORATION

Section 4.9 (a) of the Corporation’s Restated Certificate of Incorporation is to be amended to read in its entirety as follows:

4.9. “CONVERSION RIGHTS. (a) AUTOMATIC CONVERSION. Each share of Class A Common Stock shall convert automatically into one fully paid and non-assessable share of Common Stock upon (i) the sale, gift, or other transfer of such share of Class A Common Stock to a party other than a Founding Stockholder or its Affiliate (as such terms are defined below) or (ii) the ownership of such share of Class A Common Stock by any person other than a Founding Stockholder or its Affiliate. In addition, all outstanding shares of Class A Common Stock shall convert automatically into an equal number of fully paid and non-assessable shares of Common Stock upon the date on which the Founding Stockholders and their Affiliates (in the aggregate) no longer own at least 35% of the outstanding Common Shares. Each of the foregoing automatic conversion events shall be referred to hereinafter as an “Event of Automatic Conversion.”

For purposes of this Paragraph 4.9, the term “Affiliate” of a Person shall mean any Person (other than the Corporation) that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person. For the purposes of the above definition, the term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), shall mean the possession, directly or indirectly, of more than 50% of the then outstanding voting stock entitled to elect directors of such Person; the term “Person” shall mean any natural person, firm, partnership, association, corporation, company, trust, business trust, joint venture, unincorporated organization or government or any department or agency thereof. Additionally, for the purposes of this Paragraph 4.9, the term “Founding Stockholder” shall mean each of Grupo Mexico, S. A. de C. V., Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation and their respective successors; PROVIDED that each of Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation shall remain a Founding Stockholder for purposes hereof only for such time as it would also qualify as an Affiliate of The Marmon Corporation or Marmon Holdings, Inc. or Phelps Dodge Corporation, or their respective successors, as the case may be.”

June 11th, 2001

Exhibit 2-4

CUSIP NO. 843611 10 4	Page 12 of 16

Exhibit 3

October 21, 2004

Cerro Trading Company, Inc.

225 West Washington Street

Suite 1900

Chicago, IL 60606

As you know, Southern Peru Copper Corporation, hereinafter referred to as SPCC, has been discussing the possibility of entering into a strategic transaction (the “Transaction”) involving Minera Mexico, S.A. de C.V. (“MM”). The Transaction involves MM becoming a subsidiary of SPCC in consideration for the issuance of Common Stock by SPCC to Americas Mining Corporation (“AMC”) for its approximately 99% MM ownership. The Transaction would involve the solicitation of votes of the shareholders of SPCC in order to approve the issuance of Common Stock in connection with the acquisition by SPCC of MM. We would like to obtain the expression of your current intent to vote to approve this Transaction in accordance with the paragraphs below.

We are convinced that the Transaction would transform SPCC into one of the world’s premier mining companies, with superior scale and market position, high-quality asset portfolio, geographic and country diversification, commodity and semi-manufactured product diversification, great synergies, sizable combined sales and EBITDA to compete internationally, and one class of shares to improve liquidity and access to the capital markets.

Proposed Liquidity and Support Provisions

AMC is willing to use its reasonable best efforts to cause SPCC to provide registration rights to Cerro Trading Company, Inc., hereinafter referred to as Cerro, in accordance with a Registration Rights Agreement that will include the terms set forth in Annex A to this letter and will otherwise contain terms customary for registration rights agreements. AMC will use its reasonable best efforts to cause SPCC to, and Cerro will, in good faith as soon as possible after the execution of this letter, negotiate, complete, execute and deliver such a Registration Rights Agreement.

In connection with such Registration Rights Agreement and after the conversion of shares of Class A Common Stock in SPCC held by Cerro into shares of Common Stock, Cerro agrees not to sell its shares of SPCC during the period beginning on the closing of the Transaction until the end of the Initial Six Month Period (as defined in Annex A hereto) but in no event to exceed eight months from the closing of the Transaction, if any, other than through a secondary offering effected pursuant to the Registration Rights Agreement; provided, however, that Cerro shall be permitted to dividend or otherwise transfer all or any portion of its shares of SPCC to Cerro’s parent corporation, and Cerro and its parent corporation shall each be permitted to dividend or otherwise transfer all or any portion of such shares to the parent corporation’s trust shareholders and/or beneficiaries of such trusts; and provided, further, that such parent corporation, trust shareholders and/or beneficiaries, as the case may be, shall first execute one or more counterparts to this letter agreeing to be bound by its terms.

During the period described in the prior paragraph, Cerro agrees that the maximum number of shares of SPCC that it will sell will be subject to the volume limitations set forth in the Registration Rights Agreement.

AMC agrees not to sell and will use its best efforts to prevent its affiliates shares of SPCC from selling during the during the period beginning on the closing of the Transaction until the end of the Initial Six Month Period (as defined in Annex A hereto) but in no event to exceed eight months from the closing of the Transaction. AMC further agrees to use its reasonable best efforts to cause SPCC to not conduct a primary offering of its shares during the first six months following the closing of the Transaction, subject to the Company’s right to issue shares in connection with acquisitions, mergers, business combinations, applicable benefit plans and other similar transactions.

Exhibit 3-1

CUSIP NO. 843611 10 4	Page 13 of 16

Other than pursuant to an offering effected in accordance with the Registration Rights Agreement, Cerro will not, following the closing of the Transaction, knowingly sell Cerro’s shares in SPCC to any strategic buyers or competitors of the Company without AMC’s prior approval, which approval shall not be unreasonably withheld.

In the event that the Special Committee of disinterested Directors of SPCC recommends to the Board of Directors of SPCC the approval of the Transaction and the Board consequently votes in favor of it, we kindly propose that Cerro, together with AMC, express their current intent, and Cerro and AMC do hereby express their current intent, to (i) submit their proxies to vote in favor of the Transaction and for such actions as are required to consummate the Transaction in accordance with the Special Committee’s recommendation and (ii) take all action reasonably necessary to effect simultaneously with the closing of the Transaction the conversion of their Class A Common Stock into a single class of Common Stock with the rights and privileges as set forth in SPCC’s Certificate of Incorporation as it currently exists, which would provide greater liquidity for all investors. In the event that the Special Committee of disinterested Directors of SPCC does not recommend (or withdraws such recommendation) to the Board of Directors of SPCC the approval of the Transaction, Cerro will not submit its proxy to vote in favor of the Transaction. The parties hereto acknowledge that they are signing this agreement with the understanding that the Transaction has the recommendation of the Special Committee of disinterested Directors of SPCC.

This letter will be governed by the laws of the State of New York applicable to contracts to be performed wholly within such state.

We hope you agree that the Transaction is in the best interests of all of the stockholders of SPCC and we encourage you to sign in the space provided below to indicate your agreement to the terms of this letter.

Sincerely,

AMERICAS MINING CORPORATION

/s/ Armando Ortega
By:	Armando Ortega
Title:	Secretary

Acknowledged and Agreed:

CERRO TRADING COMPANY, INC.

/s/ Robert W. Webb
By:	Robert W. Webb
Title:	Secretary

Exhibit 3-2

CUSIP NO. 843611 10 4	Page 14 of 16

Annex A to Exhibit 3

Registration Rights Agreement Term Sheet

Parties	Cerro Trading Company, Inc_ (“Cerro”) and Southern Peru Copper Corporation (the “Company”).

Shelf Registration Statement	As promptly as practicable after the closing of the Transaction, the Company will file with the SEC a shelf registration statement (the Shelf Registration Statement”) covering all Company common stock owned by Cerro (the “Registrable Securities”). The Company will use reasonable best efforts to cause the Shelf Registration Statement to be declared effective as promptly as practicable and to remain effective for a period of at least one year.

The plan of distribution in the Shelf Registration Statement will contemplate only underwritten offerings sponsored by the Company during the initial Six Month Period, as defined below.

Demand Registrations	Cerro will have the right to demand an unlimited number of registrations of its Registrable Securities during the first six months following the effectiveness of the Shelf Registration (the “Initial Six Month Period”), provided that the Registrable Securities sold will be determined by the underwriters upon consultation with the Company and Cerro to be the maximum number of shares that the underwriters determine could be sold without causing a significant disruption in the market for shares of Common Stock of SPCC and, in any event, at least 10,000,000 shares.

Cerro will also have the right to sell Registrable Securities during the first six months following the initial Six Month Period subject to a maximum number of up to 1 million shares per month during such period.

Selection of Bookrunning Managing Underwriter	For each underwritten offering in which Cerro participates, the Company will have the right to select the underwriter subject to Cerro’s reasonable approval.

Certain Time Limitations	Under certain circumstances, the Company may postpone, once in any 360-day period, an underwritten offering for up to 30 days, subject to an appropriate board determination (e.g., a pending material transaction).

Selling Efforts	At Cerro’s request, the Company will during the Initial Six Month Period enter into underwriting agreements (containing customary terms and conditions that will inure to the benefit of Cerro) and participate in customary selling efforts, such as road shows.

SPCC will use its reasonable best efforts to provide full management support for any offering pursuant to a demand registration, including the following: SPCC will use its reasonable best efforts to arrange, organize and participate in customary “road show” presentations to institutional investors, analysts, money managers and others. Such

Exhibit 3-3

CUSIP NO. 843611 10 4	Page 15 of 16

presentations will take place in such locations, include such members of management and last for such duration as SPCC and the underwriters deem appropriate. Such presentations will be carried out in a manner comparable to similar presentations for issuances of the size and complexity involved.

Underwriting Agreement	With respect to any demand registration that will be an underwritten offering, SPCC will enter into a customary underwriting agreement with the underwriters that is reasonably satisfactory to Cerro and contains such terms as are customarily included in underwriting agreements, including customary indemnities no less favorable to the recipient than those contained in underwriting agreements with respect to offerings of similar size and complexity. Cerro will enter into such an underwriting agreement at the request of SPCC. All representations, warranties and other agreements on the part of SPCC to and for the benefit of the underwriters will also be made to and for the benefit of Cerro. Cerro will not be required to make any representations, warranties or agreements other than those regarding Cerro, its Registrable Securities, its intended method of distribution and that which may be required by law.

Lockups	The Company and, to the extent so requested by the managing underwriter for an underwritten offering under the Agreement, the executive officers and directors of the Company will be subject to appropriate lockup obligations with respect to any underwritten offering, for up to 10 days prior to and 60 (or, if so requested by the managing underwriter in connection with any particular underwritten offering, up to 90) days after such offering has been effected or terminated.

Cerro will be subject to appropriate holdback obligations with respect to any Company registration of Company stock, for up to 10 days prior to and 60 (or, if so requested by the managing underwriter in connection with any particulars underwritten offering, up to 90) days after such offering has been effected or terminated.

Indemnification/Contribution	The Company and Cerro will provide customary indemnification/contribution protection to the underwriters for misstatements or omissions in connection with information supplied for inclusion in the Shelf Registration, including without limitation any prospectus supplement.

Expenses	Cerro will bear those expenses directly attributable to the registration of its Registrable Securities, including registration and filing fees, fees and expenses of compliance with ‘Blue Sky” laws, out-of-pocket expenses and legal and accounting expenses; provided, that such expenses are reasonable and customary. In addition, Cerro will be responsible for its own underwriting discounts and commissions and transfer taxes attributable to its sales. Notwithstanding the foregoing, SPCC will be responsible for, and Cerro will not bear, any internal expenses of SPCC, including overhead and salaries and expenses of its officers and employees.

Exhibit 3-4

CUSIP NO. 843611 10 4	Page 16 of 16

Assignability	The registration rights granted to Cerro will be assignable to the indirect trust shareholders of Cerro and/or beneficiaries of such trusts and to transferees of greater than 50% of the original number of Cerro’s Registrable Shares.

Third Party Registration Rights	If SPCC grants registration rights to Phelps Dodge Overseas Capital Corporation, such rights will be on the same terms and conditions as the rights granted to Cerro under the Registration Rights Agreement.

In all events, SPCC will not provide registration rights to any holder or prospective holder of SPCC shares that are more favorable, in terms of timing or otherwise, than the rights conferred upon Cerro under the Registration Rights Agreement unless Cerro is also provided with the opportunity to receive such more favorable rights.

Exhibit 3-5